FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                         For the month of January, 2001

                         Commission File Number 0-29350


                                  VASOGEN INC.
                 ----------------------------------------------
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
           ----------------------------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                     Form 20 - F [ X ]          Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [   ]   No [ X ]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on January 31, 2001, entitled: "Vasogen Advances Development of Psoriasis Therapy."


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       VASOGEN INC.


                                        By      Christopher  Waddick)
                                                ------------------------------
                                       (Name:   Christopher  Waddick)
                                       (Title:  Vice-President, Finance & CFO)

Date: January 31, 2001